September 29, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	AA Mission Acquisition Corp. II (the “Company”)
Registration Statement on Form S-1
File No. 333-289768

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on September 26, 2025, in which we, Clear Street LLC, as representative of the underwriters of the offering, joined the Company’s request for acceleration of the effective date of the above-referenced Registration Statement for October 1, 2025, at 4:00 p.m., Eastern time, or as soon thereafter as practicable. The Company is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

[Signature Page Follows]

Very truly yours,

CLEAR STREET LLC

By:	/s/ Ryan J. Gerety
Name:	Ryan J. Gerety
Title:	Managing Director, Investment Banking